

YOUR FRIENDS. YOUR NEIGHBORS. YOUR BANK.


COMMUNITY
SHORES BANK
ATM

2001 ANNUAL REPORT



MESSAGE TO THE SHAREHOLDERS

March 6, 2002

2001 was an exciting year for Community Shores Bank! Our third year of operations gave us four consecutive quarters of growth and profitability, despite 11 interest-rate cuts by the Federal Reserve and a recession.

Net income rose 213% to $428,368 or 37¢ per share on a fully taxable basis. This is a great improvement over 2000 when the organization's net loss was $378,965 or a loss of 32¢ per share. Our success was due in part to a 22 basis point improvement in the Bank's net interest margin.

Assets rose 18% year over year to $148 million. Our loans outstanding rose 23% to $118 million and deposits increased 13% to $110 million. This excellent growth occurred across all business lines.

Our success has been possible because of the dedication of our Board of Directors, employees and customers, and *you* our shareholders. Many of you play the dual role of customer and shareholder. You make a difference in our success!

Last year's unusual economy was a challenge to all of us. Our team was up to that challenge. Through our exceptional customer service, knowledge of the community, dedication and hard work, we continue to make inroads in our market. The latest Federal Deposit Insurance Corporation market share numbers, as of June 30, 2001, show our market share to be over 8% in the markets we serve. In Muskegon County we have the fifth largest deposit base.

At the beginning of the fall of 2001, the organization launched a personal Internet banking product. This is not only a product of convenience for our customers, but also a product with positive future implications. As of the end of January 2002, 208 of our customers were using this service. Looking ahead, the second phase of this product, business Internet banking, is scheduled to be rolled out in the second quarter of 2002.

The future of our organization is very promising. Our markets are growing; our asset quality is strong; our employees are highly professional and dedicated; and our philosophy of providing quality products and service has proven successful. The organization remains committed to seizing prudent and profitable opportunities as they present themselves.

Our goal is to make Community Shores Bank the best financial institution in the market. We took giant steps to accomplish this in the last year and we truly appreciate the confidence you have placed in us. On behalf of all of the employees, and the Board of Directors of the Company, I want to thank you for your support.

If you have not visited one of our branches, stop by, let us treat you to a cup of coffee and show you around *your* bank.

Sincerely,

José A. Infante
President and CEO

COMMUNITY
SHORES BANK
CORPORATION

NOTICE OF ANNUAL MEETING
PROXY STATEMENT &
2001 ANNUAL REPORT

1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN 49441

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on May 9, 2002

To Our Shareholders:

The Annual Meeting of the Shareholders of Community Shores Bank Corporation will be held at the Holiday Inn at 939 Third Street, in Muskegon, Michigan, on Thursday, May 9, 2002, at 2:00 p.m., for the purpose of considering and voting upon the following matters:

1. Election of Directors. To elect four Class I directors, each for a three year term, as detailed in the accompanying proxy statement.

2. Other Business. To transact such other business as may properly be brought before the meeting or any adjournment or adjournments of the meeting.

All holders of record of shares of common stock at the close of business on Wednesday, March 20, 2002 are entitled to notice of and to vote at the meeting, and any postponements or adjournments of the meeting.

We urge you to sign and return the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you plan to attend the meeting, please let us know by checking the box provided for this purpose on the enclosed proxy. We would appreciate receiving your proxy by Thursday, May 2, 2002.

By Order of the Board of Directors,

Jose' A. Infante
Chairman of the Board, President
and Chief Executive Officer

Dated: April 5, 2002

1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN 49441

April 5, 2002

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished to shareholders of Community Shores Bank Corporation (the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting of its shareholders to be held on Thursday, May 9, 2002, at 2:00 p.m., at the Holiday Inn at 939 Third Street, Muskegon, Michigan, and at any and all adjournments of the meeting. It is expected that the proxy materials will be mailed to shareholders on or about April 5, 2002.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its exercise. Unless the proxy is revoked, the shares represented by the proxy will be voted at the Annual Meeting or any adjournment of the meeting.

The entire cost of soliciting proxies will be borne by the Company. Proxies may be solicited by mail or facsimile, or by directors, officers, or regular employees of the Company or its subsidiary, Community Shores Bank (the "Bank") in person or by telephone. The Company will reimburse brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding soliciting material to the beneficial owners of common stock of the Company.

The Board of Directors, in accordance with the By-Laws of the Company, has fixed the close of business on March 20, 2002 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting and at any and all adjournments of the meeting.

At the close of business on the record date, the outstanding number of voting securities of the Company was 1,170,000 shares of common stock, each of which is entitled to one vote. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business.

ELECTION OF DIRECTORS

The Company's Articles of Incorporation and Bylaws provide that the number of directors, as determined from time to time by the Board of Directors, shall be no less than six and no more than fifteen. The Board of Directors has presently fixed the number of directors at eleven. The Articles of Incorporation and Bylaws further provide that the directors shall be divided into three classes, Class I, Class II and Class III, with each class serving a staggered three year term and with the number of directors in each class being as nearly equal as possible.

The Board of Directors has nominated Gary F. Bogner, Robert L. Chandonnet, Jose' A. Infante, and Joy R. Nelson as Class I directors for three year terms expiring at the 2005 Annual Meeting and upon election and qualification of their successors. Each of the nominees is presently a Class I director of the Company whose term expires at the 2002 Annual Meeting of the shareholders. The other members of the Board, who are Class II and Class III directors, will continue in office in accordance with their previous elections until the expiration of their terms at the 2003 or 2004 Annual Meeting.

It is the intention of the persons named in the enclosed proxy to vote the proxy for the election of the four nominees. The proposed nominees for election as director are willing to be elected and serve; but in the event that any nominee at the time of election is unable to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote the proxy for the person selected. If a substitute nominee is not selected, the proxy will be voted for the election of the remaining nominees. The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected. Votes withheld and broker non-votes are not counted toward a nominee's total.

Stock Ownership of Certain Beneficial Owners and Management

The following table presents information regarding the beneficial ownership of the Company's common stock as of March 1, 2002, by the nominees for election as directors of the Company, the directors of the Company whose terms of office will continue after the Annual Meeting, the executive officers named in the Summary Compensation Table, and all directors and executive officers of the Company as a group.

Name of Beneficial Owner	Amount Beneficially Owned (1)	Percent of Class Beneficially Owned (2)
David C. Bliss	20,330	1.7%
Gary F. Bogner	27,930(3)	2.4%
John C. Carlyle	25,000	2.1%
Robert L. Chandonnet	26,130	2.2%
Dennis L. Cherette	14,500(4)	1.2%
Bruce J. Essex	77,500(5)	6.6%
Michael D. Gluhanich	28,930(6)	2.5%
Donald E. Hegedus	28,830	2.4%
John L. Hilt	38,710	3.3%
Jose' A. Infante	52,527(7)	4.3%
Joy R. Nelson	3,630	*
Ralph R. Berggren	24,045(8)	2.0%
Heather D. Brolick	21,981(9)	1.9%
All directors and executive officers of the Company as a group (14 persons).	414,905(10)	32.8%

* Less than one percent

(1) Some or all of the common stock listed may be held jointly with, or for the benefit of, spouses and children or grandchildren of, or various trusts established by, the person indicated.

(2) The percentages shown are based on the 1,170,000 shares of the Company's common stock outstanding as of March 1, 2002 plus the number of shares that the named person or group has the right to acquire within 60 days of March 1, 2002.

(3) Includes 1,800 shares owned by Mr. Bogner's spouse.
(4) These shares are owned by a corporation that is 50% owned by Mr. Cherette, and over which he shares voting and dispositive power.
(5) These shares are owned by Muskegon Castings Corporation, a corporation that Mr. Essex previously owned. Pursuant to an agreement with Muskegon Castings Corporation, Mr. Essex has the sole right to vote and control the disposition of the shares for a period of 15 years.
(6) Includes 1000 shares held in a family partnership of which Mr. Gluhanich is the general partner.
(7) Includes 40,000 shares that Mr. Infante has the right to acquire within 60 days of March 1, 2002 pursuant to the Company's 1998 Employee Stock Option Plan, and 408 shares that Mr. Infante owns under the Bank's 401(k) Plan. Includes also 300 shares owned by Mr. Infante's children and 814 shares owned by Mr. Infante's spouse.
(8) Includes 18,000 shares that Mr. Berggren has the right to acquire within 60 days of March 1, 2002 pursuant to the Company's 1998 Employee Stock Option Plan, 245 shares that Mr. Berggren owns under the Bank's 401(k) Plan, and 800 shares owned by his spouse.
(9) Includes 18,000 shares that Ms. Brolick has the right to acquire within 60 days of March 1, 2002 pursuant to the Company's 1998 Employee Stock Option Plan, 1,203 shares that Ms. Brolick owns under the Bank's 401(k) Plan, and 200 shares owned by her spouse.
(10) Includes 94,000 shares that such persons have the right to acquire within 60 days of March 1, 2002 pursuant to the Company's 1998 Employee Stock Option Plan, and 2,618 shares that such persons own under the Bank's 401(k) Plan.

To the best of the Company's knowledge, no person other than Bruce J. Essex, whose beneficial ownership is shown in the table above, owns 5% or more of the Company's outstanding common stock. Mr. Essex and the other directors and executive officers named in the table have a business address at the office of the Company.

Information About Directors, Nominees and Executive Officers

The following information is furnished with respect to each continuing director, nominee as a director, and executive officer of the Company. Each of the continuing directors and nominees is currently a director of the Company as well as a director of the Bank.

Name, Age, and Position with the Company and the Bank	Has Served As Director Since	Year When Term As a Director Expires
David C. Bliss, 64, Director	1998	2004
Gary F. Bogner, 59, Director	1998	2002
John C. Carlyle, 63, Director	1998	2003
Robert L. Chandonnet, 57, Director	1998	2002
Dennis L. Cherette, 47, Director	1998	2003
Bruce J. Essex, 52, Director	1998	2004
Michael D. Gluhanich, 56, Director	1998	2003
Donald E. Hegedus, 66, Director	1998	2003
John L. Hilt, 57, Director	1998	2004
Jose' A. Infante, 49, Chairman of the Board, President and Chief Executive Officer, and Director	1998	2002
Joy R. Nelson, 64, Director	1998	2002

Ralph R. Berggren, 49, Senior Vice President of the Company, Senior Vice President and Chief Lending Officer of the Bank
Heather D. Brolick, 42, Senior Vice President and Secretary of the Company, Senior Vice President, Chief Operating Officer, and Secretary of the Bank
Robert J. Jacobs, 53, Senior Vice President of the Company, Senior Vice President, Retail Banking of the Bank

The business experience of each of the directors, nominees and executive officers of the Company for at least the past five years is summarized below:

David C. Bliss (Director) is the retired Chief Executive Officer of Quality Stores, Inc. ("Quality Stores"), located in Muskegon, Michigan. Quality Stores operated over 350 retail farm and do-it-yourself stores located nationwide under the names of Quality Farm and Fleet and County Post. Mr. Bliss was the Chief Executive Officer of Quality Stores from 1994 to 1999, and Chairman of Quality Stores from 1996 to 2000. Mr. Bliss served on the Board and Executive Committee of FMB-Lumberman's Bank ("FMB-Lumberman's") from May, 1995 to October, 1997 when he moved to the Huntington Bank Advisory Board after the merger of FMB-Lumberman's and Huntington Bank. Mr. Bliss served as a member of the Board of Directors of Quality Stores until November 2001 and is the Chair of Community Foundation of Muskegon County. Mr. Bliss previously served as a member of the Boards of Directors of United Way of Muskegon County, the local YFCA, Muskegon Community Health Project, Muskegon Economic Growth Alliance, OHIO FAA Sponsor Board, and International Mass Retailers Association.

Gary F. Bogner (Director) is a lifelong resident of Muskegon County. Mr. Bogner became a pilot for Northwest Airlines in the late 1960s, and is now retired. While a pilot he began investing in real estate in Muskegon County. He obtained his Michigan Real Estate Broker license in 1971 and his contractors license in 1975. Mr. Bogner continued to invest in commercial real estate throughout the 1980s and 1990s. He owns several commercial and residential real estate developments primarily in Muskegon County. His largest real estate holdings consist of two mobile home parks, Park Meadows and Timberline Estates. Additionally, he is a partner in two growing companies, Send Delivery Inc. and Send Resources Inc., that deliver small parcels within Michigan, Indiana, Illinois and Ohio. Mr. Bogner resides in North Muskegon and is a retired member of the Airline Pilots Association and is President of the Safari Club International.

John C. Carlyle (Director) is a partner in the law firm of Varnum, Riddering, Schmidt and Howlett LLP. He joined the law firm in 1990 and his office is located in Grand Haven, Michigan. Mr. Carlyle is also a certified public accountant. From 1978 to 1996, Mr. Carlyle served as a member of the Board of Directors of Old Kent Bank of Grand Haven. He resides in Spring Lake, Michigan.

Robert L. Chandonnet (Director) is the owner and President of The Nugent Sand Company, Inc. ("Nugent Sand"), which provides foundry sand to several foundries in the Great Lakes Region. Mr. Chandonnet has worked in the foundry industry since 1966. He began working at Nugent Sand as Sales Manager in 1980, and progressed to President of the Company in 1989. Mr. Chandonnet purchased Nugent Sand from the prior owners in 1989. He is a member of the National Industrial Sand Association, American Foundrymans Society, Muskegon Country Club, and Muskegon County Catholic Education Foundation.

Dennis L. Cherette (Director) is the President and an owner of Investment Property Associates, Inc. ("IPA"), located in Grand Haven, Michigan. IPA has a 16 year history in development and management of apartment communities, medical facilities, professional office buildings, banks, and retail shopping centers. IPA was founded by Mr. Cherette in 1985 as a real estate development, brokerage and consulting company. Mr. Cherette also is one of the two owners and founders of IPA Management, Inc., a full service property management company with a history of management for the benefit of both property owners and investors. Since 1977, Mr. Cherette has been involved in various aspects of real estate brokerage, development and management. Additionally, he has served as a consultant for both national and regional corporations with consultancy assignments in 22 major metropolitan markets across the United States. In 1987, Mr. Cherette was awarded the Certified Commercial Investment Member (CCIM) designation by the Commercial Investment Real Estate Council of the Realtors National Marketing Institute, affiliated with the National Association of Realtors. Mr. Cherette serves on a number of committees and boards throughout West Michigan.

Bruce J. Essex (Director) is Chairman of Port City Die Cast. From 1982 until 2001, Mr. Essex owned and operated the Port City Group, a group of companies including Port City Die Cast, Port City Metal Products, Muskegon Casting Corp., and Mirror Image Tool. Mr. Essex has over 25 years experience in the die casting industry and currently serves on the Plastic Technology Business Advisory Council of the Michigan Job Commission. He is a principle in Cell Plastics and serves as a Director on the Board of Reid Tool. He is also a principle in Buck Snort Products, a rustic hardware and furnishings retail store.

Michael D. Gluhanich (Director) is President of Geerpres, Inc. ("Geerpres"). Geerpres is a leading manufacturer of janitorial supply equipment. Mr. Gluhanich has owned Geerpres since 1992 and has over 25 years of progressive staff and line experience in accounting, finance and operations, starting at Dresser Industries, a Fortune 100 company and later at Shaw Walker, a large privately held company located in Muskegon. Mr. Gluhanich serves on the Board of Directors of the Cherry County Playhouse, Mercy Development Council and The Child & Family Services of Muskegon. He is also Chair of Norton Shores EDC and Brownfield Authority, and a member of the Finance Committee of Mercy General Health Partners.

Donald E. Hegedus (Director) started his career in the construction industry over 40 years ago. In 1970, Mr. Hegedus started Tridonn Construction Company, which he sold to his employees in 1994. The company continues to operate under its present ownership. In 1985, Mr. Hegedus started Tridonn Development Company ("TDC"), which he continues to own today. TDC has owned and operated businesses engaged in real estate development, lodging, commercial real estate and restaurants. Mr. Hegedus is also part owner of LHR Properties and Edgewater LLC, located in Muskegon County. Mr. Hegedus is a member of the Muskegon Economic Growth Alliance. Additionally, he is a past board member of the American Builders and Construction Association.

John L. Hilt (Director) is the retired Chairman Emeritus of Quality Stores. Mr. Hilt worked for Quality Stores for 31 years, and held various positions including President, Chairman and Chairman Emeritus. Mr. Hilt was a director of National Lumberman's Bank from 1975 to 1979. In 1979 National Lumberman's Bank merged with First Michigan Bank Corporation. He remained as a director for FMB-Lumberman's, the continuing bank, until 1995. He served in various capacities on the Board including member of the Executive Loan Committee. Mr. Hilt has been involved with several community organizations such as Muskegon County Community Foundation-Trustee and Chairman, Western Michigan Cherry County Playhouse-Chairman, and Great Lakes Aquarium.

Jose' A. Infante (Chairman of the Board, President and Chief Executive Officer) has been in banking since 1970. Mr. Infante has experience in both retail and commercial aspects of banking, and 30 of his 31 years of financial services experience are in the West Michigan area. He started his West Michigan career with Old Kent in 1971, where he held various positions in the areas of retail banking, branch administration, credit administration and commercial lending. In 1986, Mr. Infante left Old Kent to become Vice President of branch administration for FMB-Lumberman's in Muskegon. While at FMB-Lumberman's, he was promoted to Senior Vice President of Retail Banking in 1991, then to Executive Vice President in 1992, and from 1994 to 1997 held the position of President and CEO. After Huntington Bank acquired FMB-Lumberman's in October of 1997, Mr. Infante became District City Executive for Huntington Bank in Muskegon and Northern Ottawa Counties, the markets of Oceana County, Newaygo County and the cities of Reed City and Big Rapids in Mecosta County, with other City Executives in these markets reporting to him. He held this position until his resignation in June of 1998 to form the Bank. Mr. Infante has served as Chairman of the Board, President and Chief Executive Officer of the Company since 1998, and of the Bank since it commenced business in early 1999. Mr. Infante is a member of The State of Michigan Governor's Workforce Committee, a member of the Board of Trustees of Grand Valley State University and a member of the Board of the Kent, Ottawa and Muskegon Counties Foreign Trade Zone. Previously he served on the Boards of Muskegon United Way, West Shore Symphony Orchestra, Greater Muskegon Urban League, Churchill Porter Athletic Association, YFCA, Muskegon Growth Alliance, Mercy General Health Partners, and Muskegon & Grand Rapids Jaycees. He also was a weekly TV commentator on WZZM/ABC "Your Money".

Joy R. Nelson (Director) retired from Huntington Bank in 1998 with 40 years experience in the Muskegon market area. She began her career in 1958 with National Lumberman's Bank, later known as FMB-Lumberman's. During her tenure with FMB-Lumberman's, she held various positions including Retail Branch Manager, Vice President of Branch Administration, Trust Department Head and Vice President in charge of Private Banking. She was a member of FMB-Lumberman's Senior Management Team from 1983 to 1998. Mrs. Nelson is on the Board of Baker College of Muskegon and is presently President of Hospice of Muskegon, Oceana, Inc. She has previously held positions with numerous civic organizations including Chairperson of Muskegon/Oceana Red Cross, Co-Chair of the United Way Campaign of Muskegon, Vice President of the Board of Mercy Hospital, member of the Board and Executive Committee of Hospice of Muskegon, Committee member of Muskegon County Heart Walk, member of the Nominating Committee of Pine & Dunes Girl Scouts, and Chairperson of the Workforce Development Board of Muskegon County.

Ralph R. Berggren (Senior Vice President of the Company and Senior Vice President and Chief Lending Officer of the Bank) has over 26 years of commercial banking experience in the West Michigan area. Mr. Berggren started his banking career in 1975 with Hackley Bank and Trust in Muskegon ("Hackley Bank"), primarily in commercial lending. Hackley Bank was acquired by Comerica Bank in 1977. In 1984, Mr. Berggren left Comerica Bank and joined FMB-Lumberman's (which was acquired by Huntington Bank in 1997) as an Assistant Vice President in the Commercial Loan Department. In 1992, Mr. Berggren was promoted to Commercial Loan Department Manager, and then later to Senior Lender, a position he held until joining the Company in June of 1998. Mr. Berggren has served as Senior Vice President of the Company since 1998, and as Senior Vice President and Senior Lender of the Bank since it commenced business in early 1999. Mr. Berggren also served as Secretary of the Company from 1998 through early 2000, and as Secretary and Cashier of the Bank from 1999 through 2000. Mr. Berggren is active in the Muskegon community, serving as past President of

Heather D. Brolick (Senior Vice President and Secretary of the Company and Senior Vice President, Chief Operating Officer, and Secretary of the Bank) has over 21 years of commercial banking experience. Ms. Brolick began her career in 1981 with United California Bank, later known as FICal. In her nine years at FICal, Ms. Brolick held various positions in retail branch operations, consumer lending and compliance. In 1990 she joined FMB-Lumberman's, where she served as a Retail Branch Manager from 1990 to 1994, and Vice President/Regional Branch Administrator from 1994 to 1996, and Mortgage/Consumer Loan Department Head from 1996 to 1997. From 1997 until joining the Company in September of 1998, she was a Vice President and regional Branch Manager for the Huntington Mortgage Company with all Mortgage responsibilities from Grand Haven to the Upper Peninsula. Ms. Brolick has served as Senior Vice President of the Company since 1998, and as Senior Vice President Retail Lending and Operations of the Bank since it commenced business in early 1999. Ms. Brolick has also served as Secretary of the Company and Secretary and Cashier of the Bank since 2000. She was promoted to Chief Operating Officer of the Bank in 2001. Ms. Brolick is a board member of the West Shore Symphony Orchestra and is an Ambassador for the Tri-Cities Chamber of Commerce.

Robert J. Jacobs (Senior Vice President of the Company and Senior Vice President, Retail Banking of the Bank) has over 27 years of financial services experience. Mr. Jacobs' career, which began at Old Kent in 1974, included positions in branch management, sales management, marketing and private banking. In 1991, Mr. Jacobs became Senior Vice President with Founders Trust of Grand Rapids, Michigan. In 1992, he joined FMB-Lumberman's as Branch Administrator, and in 1994 was promoted to Senior Vice President of Retail Banking. After Huntington Bank's acquisition of FMB-Lumberman's in 1997, Mr. Jacobs became a Vice President of Huntington Bank, responsible for Cash Management Sales in the West Michigan area. Mr. Jacobs served Huntington Bank in this position until he joined the Company in July of 1998. Mr. Jacobs has served as Senior Vice President of the Company since 1998, and as Senior Vice President, Retail Banking of the Bank since it commenced business in early 1999. Mr. Jacobs is Chairman of the Muskegon United Way, Board member of Muskegon's Summer Celebration, President of Community Promotions, Inc., and Board member and Secretary of the Muskegon Area Intermediate School District. He has been active in the YMCA, American Heart Association, West Michigan Better Business Bureau, Jaycees and Rotary.

Board of Directors Meetings and Committees

The Company has standing Audit, Compensation, and Nominating Committees of the Board of Directors.

The functions of the Audit Committee and its activities during 2001 are described below under the heading "Report of the Audit Committee".

The members of the Compensation Committee consist of Robert L. Chandonnet, Dennis L. Cherette, Bruce J. Essex, John L. Hilt and Joy R. Nelson. The Compensation Committee's responsibilities include considering and recommending to the Board of Directors any changes in compensation and benefits for officers of the Company. At present, all officers of the Company are also officers of the Bank, and although they receive compensation from the Bank in their capacity as officers of the Bank, they presently receive no separate cash compensation from the Company.

The members of the Nominating Committee consist of David C. Bliss, Gary F. Bogner, John C. Carlyle, Donald E. Hegedus, and Jose' A. Infante. The Nominating Committee is responsible for reviewing and making recommendations to the Board of Directors as to its size and composition, and recommending to the Board of Directors candidates for election as directors at the Company's annual meetings. The Nominating Committee will consider as potential nominees persons recommended by shareholders. Recommendations should be submitted to the Nominating Committee in care of Jose' A. Infante, Chairman of the Board, President and Chief Executive Officer of the Company. Each recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that such person has agreed to serve if nominated and elected. Shareholders who themselves wish to effectively nominate a person for election to the Board of Directors, as contrasted with recommending a potential nominee to the Nominating Committee for its consideration, are required to comply with the advance notice and other requirements set forth in the Company's Articles of Incorporation.

During 2001, there were a total of 16 meetings of the Board of Directors of the Company. Each director attended at least 75% of the total number of meetings of the Board of Directors and Committees of the Board held during the period that the director served, except John Carlyle, who attended 50% of the meetings, and John L. Hilt, who attended 68% of the meetings. There were 3 meetings of the Audit Committee, 3 meetings of the Compensation Committee, and 1 meeting of the Nominating Committee during 2001.

During 2001, the non-employee directors of the Bank were paid a $100 fee for each meeting of the Board of Directors or a committee of the Board of Directors of the Bank that they attended. Generally, a director could have attended up to 20 meetings that were held during 2001 of the Board of Directors and committees of the Board of Directors of the Bank on which the directors served. For 2002, the non-employee directors will be paid a $1,000 retainer, and for each meeting of the Board of Directors of the Company or the Bank that they attend, and each meeting of a committee of either Board that they attend, they will receive a $150 fee; except that where meetings of the Boards of Directors of the Company and the Bank, or the same committee of each Board, are held on the same day, only one $150 fee is paid though the director attends both meetings.

Report of the Audit Committee

The members of the Audit Committee consist of John C. Carlyle, Michael D. Gluhanich and Joy R. Nelson. Each of the members of the Committee is an independent director as that term is defined in Rule 4200(a) of The Nasdaq Stock Market Rules. The Committee's responsibilities include recommending to the Board of Directors the independent auditors to be selected, reviewing the scope of proposed audits and the procedures to be used, and the results of the audits, reviewing the adequacy and effectiveness of accounting and financial controls, and reviewing the internal auditing function and the financial statements of the Company. The Audit Committee has a written charter, that has been approved by the Board of Directors.

Management has the primary responsibility for the financial statements and the reporting process, including the Company's systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the attached Annual Report with management, including a discussion of the quality and the acceptability of the Company's financial reporting and controls.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality and the acceptability of the Company's financial reporting and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including the matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communications with Audit Committees). In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the auditors' written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Committee also discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets periodically with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended December 31, 2001 for filing with the Securities and Exchange Commission. The Committee also evaluated and recommended to the Board the reappointment of the Company's independent auditors for 2002.

Audit Committee

John C. Carlyle
Michael D. Gluhanich
Joy R. Nelson

Audit Fees

The aggregate fees billed to the Company for 2001 by the Company's accounting firm, Crowe, Chizek and Company LLP, are as follows:

Audit Fees	$120,856
Financial Information Systems Design and Implementation Fees	0
All Other Fees	4,500
Total	$125,356

Summary Compensation Table

The following table details the compensation earned or paid to the named executive officers for three years ended December 31, 2001.

	Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary	Bonus	Options	All Other Compensation(1)
Jose' A. Infante, Chairman of the Board, President and Chief Executive Officer of the Company and the Bank	2001	$ 165,000	$ 0	0	$6,319
	2000	150,000	6,581	0	6,750
	1999	150,000	0	0	6,000
Ralph R. Berggren Senior Vice President of the Company, Senior Vice President and Chief Lending Officer of the Bank	2001	$ 97,282	$ 8,000	0	$4,378
	2000	93,974	3,949	0	4,051
	1999	88,215	0	0	3,427
Heather D. Brolick Senior Vice President and Secretary of the Company, Senior Vice President, Chief Operating Officer, and Secretary of the Bank	2001	$ 97,282	$ 8,000	0	$4,378
	2000	93,961	3,949	0	4,051
	1999	87,993	0	0	3,427

(1) Consists of the matching contribution made by the Bank to the named officer's 401(k) plan account.

Options Granted in 2001

Under the Company's 1998 Employee Stock Option Plan, stock options are granted to the Company's and the Bank's senior management and other key employees. The Board of Directors of the Company is responsible for awarding the stock options. These options are awarded to give senior management and key employees an additional interest in the Company from a shareholder's perspective, and enable them to participate in the future growth and profitability of the Company. In making awards, the Board may consider the position and responsibilities of the employee, the nature and value of his or her services and accomplishments, the present and potential contribution of the employee to the success of the Company, and such other factors as the Board may deem relevant.

The following table provides information on options granted to the named executive officers during the year ended December 31, 2001.

Individual Grants

Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2001	Exercise or Base Price Per Share	Expiration Date
Jose' A. Infante	None	N/A	N/A	N/A
Ralph R. Berggren	None	N/A	N/A	N/A
Heather D. Brolick	None	N/A	N/A	N/A

Aggregated Stock Option Exercises in 2001 and Year End Option Values

The following table provides information on the exercise of stock options during the year ended December 31, 2001 by the named executive officers and the value of unexercised options at December 31, 2001:

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at 12/31/2001 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 12/31/2001 (1) Exercisable/ Unexercisable
Jose' A. Infante	None	N/A	40,000/0	$ 0/$ 0
Ralph R. Berggren	None	N/A	18,000/0	$ 0/$ 0
Heather D. Brolick	None	N/A	18,000/0	$ 0/$ 0

(1) In accordance with the SEC's rules, values are calculated by subtracting the exercise price from the fair market value of the underlying common stock. There were no in-the-money options at December 31, 2001.

Certain Transactions

The Bank has had, and expects in the future to have, loan and other financial transactions in the ordinary course of business with the Company's directors, executive officers, and principal shareholders (and their associates) on substantially the same terms as those prevailing for comparable transactions with others. All such transactions (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons, and (iii) in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.

As of March 1, 2002, the Bank had outstanding 41 loans to directors or executive officers of the Company and affiliated entities totaling approximately $4.0 million in aggregate amount under commitments totaling approximately $4.9 million.

Effective June 27, 2000, the Board of Directors authorized the issuance and sale by the Company of up to $4,000,000 of Floating Rate Subordinated Notes. The Board of Directors authorized the sale to obtain funds for the Company to contribute to the Bank as additional capital. The Subordinated Notes, subject to certain adjustments, bear interest at one and one-half percent above the prime rate, and based on a subsequent extension mature on June 30, 2007. They are subordinated to the repayment of all obligations of the Company for borrowed money and certain other obligations. The Company can prepay the Subordinated Notes at any time on one days notice without any prepayment fee. The terms of the Subordinated Notes and their issuance were approved and recommended to the Board of Directors for approval by a special independent committee of the Board of Directors whose members would not directly or indirectly purchase any of the Subordinated Notes. Effective June 28, 2000, the following directors purchased Subordinated Notes from the Company for the following amounts, Robert Chandonnet - $140,000, Michael Gluhanich - $70,000, Donald Hegedus - $350,000, and John Hilt, through his IRA account - $525,000. Effective September 27, 2000, the following directors purchased Subordinated Notes for the following amounts, Robert Chandonnet - $60,000, Michael Gluhanich - $30,000, Donald Hegedus - $150,000, and John Hilt, through his IRA account, $225,000; and Community Shores LLC purchased a Subordinated Note in the amount of $34,000. Effective December 26, 2000, Community Shores LLC purchased a Subordinated Note in the amount of $420,000. During 2001, from March through December, Community Shores LLC purchased six Subordinated Notes which aggregated $1,395,000 in amount. Community Shores LLC is a Michigan limited liability company formed on June 8, 2000, whose members are, David Bliss, Gary Bogner, Robert Chandonnet, Bruce Essex, Michael Gluhanich and Jose' Infante.

Each of the members of Community Shores LLC is a director of the Company and the Bank. Community Shores LLC obtained the funds to purchase its Subordinated Notes by borrowing the money from Firstar Bank, National Association under a revolving credit facility expiring on June 30, 2002 for up to $2,450,000. The repayment of amounts borrowed from time to time under the revolving credit facility are guarantied by the members, up to specified amounts that are different for each member. The amount guarantied by each member is as follows, David Bliss - $625,000, Gary Bogner - $937,500, Robert Chandonnet - $375,000, Dennis Cherette - $312,500, Bruce Essex - $375,000, Michael Gluhanich - $250,000, and Jose' Infante - $187,500. The ownership interests of the members of Community Shores LLC are proportional to the maximum amounts for which they are liable under their guaranties.

Community Shores LLC received a closing fee of $3,500 from the Company when it purchased its September 27, 2000 Subordinated Note. The Company has agree to adjust the interest rate it pays Community Shores LLC from time to time as may be necessary to maintain the interest rate at two percent above Community Shores LLC's cost of funds, and to make corresponding adjustments in the rate of interest paid to other holders of Subordinated Notes if an adjustment is made to the interest rate payable to Community Shores LLC. The Company also pays the out-of-pocket expenses of the purchasers of the Subordinated Notes in connection with their purchase, and any fees payable by Community Shores LLC to its lender.

During 1998, organizers of the Bank loaned approximately $1,138,000 in aggregate amount to the Company to cover organizational and other preopening expenses of the Bank and the Company. Interest was paid on these loans at the rate of 5% per annum. All of these loans were repaid by the Company from net proceeds of its initial public offering in December of 1998. Each of the organizers who loaned money to the Company was a member of the Company's Board of Directors.

SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected Crowe, Chizek and Company LLP as the Company's principal independent auditors for the year ending December 31, 2002. Representatives of Crowe, Chizek and Company LLP plan to attend the Annual Meeting of shareholders, will have the opportunity to make a statement if they desire to do so, and will respond to appropriate questions by shareholders.

SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

A proposal submitted by a shareholder for the 2003 Annual Meeting of shareholders must be sent to the Secretary of the Company, 1030 W. Norton Avenue, Muskegon, Michigan 49441, and received by December 6, 2002 in order to be eligible to be included in the Company's Proxy Statement for that meeting.

OTHER MATTERS

The Board of Directors does not know of any other matters to be brought before the Annual Meeting. If other matters are presented upon which a vote may properly be taken it is the intention of the persons named in the proxy to vote the proxies in accordance with their best judgment.

COMMUNITY SHORES BANK CORPORATION

2001 ANNUAL REPORT
DECEMBER 31, 2001

CONTENTS

Muskegon, Michigan
March 6, 2002

2001 was an exciting year for Community Shores Bank! Our third year of operations gave us four consecutive quarters of growth and profitability, despite 11 interest-rate cuts by the Federal Reserve and a recession.

Net income rose 213% to $428,368 or 37¢ per share on a fully taxable basis. This is a great improvement over 2000 when the organization's net loss was $378,965 or a loss of 32¢ per share. Our success was due in part to a 22 basis point improvement in the Bank's net interest margin.

Assets rose 18% year over year to $148 million. Our loans outstanding rose 23% to $118 million and deposits increased 13% to $110 million. This excellent growth occurred across all business lines.

Our success has been possible because of the dedication of our Board of Directors, employees, and customers, and you our shareholders. Many of you play the dual role of customer and shareholder. You make a difference in our success!

Last year's unusual economy was a challenge to all of us. Our team was up to that challenge. Through our exceptional customer service, knowledge of the community, dedication and hard work, we continue to make inroads in our market. The latest Federal Deposit Insurance Corporation market share numbers, as of June 30, 2001, show our market share to be over 8% in the markets we serve. In Muskegon County we have the fifth largest deposit base.

At the beginning of the fall of 2001, the organization launched a personal Internet banking product. This is not only a product of convenience for our customers, but also a product with positive future implications. As of the end of January 2002, 208 of our customers were using this service. Looking ahead, the second phase of this product, business Internet banking, is scheduled to be rolled out in the second quarter of 2002.

The future of our organization is very promising. Our markets are growing; our asset quality is strong; our employees are highly professional and dedicated; and our philosophy of providing quality products and service has proven successful. The organization remains committed to seizing prudent and profitable opportunities as they present themselves.

Our goal is to make Community Shores Bank the best financial institution in the market. We took giant steps to accomplish this in the last year and we truly appreciate the confidence you have placed in us. On behalf of all of the employees, and the Board of Directors of the Company, I want to thank you for your support.

If you have not visited one of our branches, stop by, let us treat you to a cup of coffee and show you around your bank.

INTRODUCTION

Community Shores Bank Corporation (the "Company") is a Michigan corporation and is the bank holding company for Community Shores Bank (the "Bank"). The Bank commenced operations on January 18, 1999. The Bank is a Michigan chartered bank with depository accounts insured by the Federal Deposit Insurance Corporation. The Bank provides a full range of commercial and consumer banking services in Muskegon County and Northern Ottawa County, Michigan.

The Bank currently has three locations from which to serve the communities of Muskegon and Grand Haven. The second Muskegon branch, located in North Muskegon, was opened for business on January, 16, 2001.

The Company has experienced rapid and substantial growth, significantly exceeding initial asset projections for the year ending December 31, 2001. Projections for 2002 indicate that the Bank has sufficient funds to meet its cash requirements. Management recognizes that growth exceeding projections may lead to the need for additional capital in the near future to support growth.

As of December 31, 2001, the Bank had 36 full-time employees and 12 part time employees. To continue to accommodate growth, management anticipates increasing staff by 6 full time equivalents during the year 2002.

The purpose of this section of the Annual Report is to provide a narrative discussion about the Company's financial condition and results of operations during 2001. Please refer to the consolidated financial statements and the selected financial data presented within this report in addition to the following discussion and analysis.

FORWARD LOOKING STATEMENTS

This discussion and analysis of financial condition and results of operations, and other sections of the Annual Report contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Company and the Bank. Words such as "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "is likely", "plans", "projects", variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company undertakes no obligation to update, amend, or clarify forward looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.

Future Factors include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking regulation; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in the national and local economy; the ability of the Company to raise additional capital when desired to support future growth; and other factors, including risk factors, referred to from time to time in filings made by the Company with the Securities and Exchange Commission. These are representative of the Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

2001 FINANCIAL HIGHLIGHTS

The Company's assets grew by over 18% to $148,191,276 by December 31, 2001. The Company achieved its first fully profitable year of operations. As a result, the earnings of the Company increased 213% or $.69 per share over the loss reported in 2000. Additionally, the Company was able to increase its net interest margin by 22 basis points in spite of the Federal Reserve lowering interest rates 11 times (475 basis points) during 2001. On the operations side, the Bank developed and launched a personal internet banking product early last fall. As of January 31, 2002 there were 208 customers using this service.

FINANCIAL CONDITION

Total assets increased by $23,040,840 to $148,191,276 at December 31, 2001 from $125,150,436 at December 31, 2000. This is an increase of 18.4% for the year. Growth is mostly attributable to commercial and consumer loan volume and growth in the Bank's securities portfolio. Management continues to focus on small- to medium-sized business customers, the original strategy since opening in January 1999.

Cash and cash equivalents decreased by $3,991,405 to $2,270,921 at December 31, 2001 from $6,262,326 at December 31, 2000. This decrease was a result of no federal funds being sold at December 31, 2001 compared to $2,700,000 being sold on the same date in the prior year as well as decreased balances on deposit with our correspondent banks.

Securities held increased by $4,873,904 during 2001. The majority of the purchases were driven by growth in customer repurchase agreements. A repurchase agreement is not considered a deposit by the FDIC and is therefore not eligible for FDIC insurance coverage. The recorded liability is treated like a short-term borrowing of the Bank. To secure the short-term borrowing (repurchase agreement), balances held by customers are typically collateralized by high quality government securities held within the Bank's security portfolio. As the repurchase balances increase, the purchase of additional Treasuries and Agencies will be required to fulfill the collateralization requirement. As of December 31, 2001 the Bank owned two municipal securities. Both of these municipal securities were acquired in transactions that were intended to support community initiatives within Muskegon County. One of the municipal securities is a general obligation note. In April when this note was funded, the Bank decided to mark it held to maturity. At this time that is the only item in the Bank's held to maturity portfolio. As of December 31, 2001, these municipal securities were the only two unpledged securities in the Bank's investment portfolio.

Total loans climbed to $118,115,580 at December 31, 2001 from $95,650,524 at December 31, 2000. "Wholesale" banking continued to be successful for the Bank throughout 2001. Of the $22,465,056 increase experienced, 62% occurred in the commercial loan portfolio. Presently, the commercial category of loans comprises 76% of the Bank's total loan portfolio, down from 79% at December 31, 2000. There are four experienced commercial lenders on staff devoted to pursuing and originating these types of loans. Significant growth was also experienced on the "retail" lending side. Installment loans to individuals increased $8,108,387, or 58%, over the balance reported at December 31, 2000. A large portion of this growth was the result of having an additional retail lender. The new business was mostly derived from a steady demand for home equity financing. To a lesser degree, indirect automobile loans and the financing of secured leases also contributed. Steady demand for home equity financing occurred throughout the year as well. The Bank's loan portfolio increased 23% as a whole over the past year. The growth in total loans exceeded expectations, however management anticipates that the rate of increase will slow in 2002. The rate sensitivity of it changed slightly as well. At December 31, 2000 there were 64% of the loan balances carrying a fixed rate and 36% a floating rate. Since December 31, 2000 loan balances carrying a fixed rate decreased 12% while loans carrying a floating rate increased to 48% of the total loan portfolio. Both types are necessary and beneficial depending on the rate environment. The increase in floating rate loans will prove to be beneficial in a rising rate environment. It is a goal of the Company to protect net interest income from being adversely affected by interest rate fluctuations and management strives to optimize the mix. The loan maturities and rate sensitivity of the loan portfolio at December 31, 2001 have been included below:

	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Commercial, financial and other	$13,499,595	$28,855,970	$44,326,063	$2,576,564	$89,258,192
Real estate-construction	1,531,873	1,549,488	0	0	3,081,361
Real estate-mortgages	18,085	61,692	564,917	3,116,709	3,761,403
Installment loans to individuals	1,568,988	2,715,977	15,226,248	2,503,411	22,014,624
	$16,618,541	$33,183,127	$60,117,228	$8,196,684	$118,115,580
Loans at fixed rates	2,526,255	4,045,905	48,523,282	6,171,688	$61,267,130
Loans at variable rates	14,092,286	29,137,222	11,593,946	2,024,996	56,848,450
	$16,618,541	$33,183,127	$60,117,228	$8,196,684	$118,115,580

The loan portfolio is reviewed and analyzed on a regular basis for the purpose of estimating loan losses. The allowance is adjusted accordingly to maintain an adequate level to absorb loan losses given the risk characteristics of the loan portfolio. At December 31, 2001, the allowance totaled $1,535,543 or approximately 1.30% of gross loans outstanding. Management has determined that this is an appropriate level based on their estimate of losses inherent in the loan portfolio after their detailed review as well as from comparison with allowance levels maintained by other institutions with similar, but seasoned loan portfolios. The allocation of the allowance at December 31, 2001 and 2000 was as follows:

	2001		2000	
Balance at End of Period Applicable to:	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial	$1,180,208	78.2%	$1,012,035	82.4%
Residential real estate	68,268	3.2	65,909	3.1
Installment	287,067	18.6	191,106	14.5
Unallocated	0	0	0	0
Total loans	$1,535,543	100%	$1,269,050	100%

Given the size, recent growth and composition of the Bank's loan portfolio, this allocation is felt to be in line with the banking industry's historical loan loss experience. Management will continue to monitor the allocation and make necessary adjustments based on portfolio concentration levels, actual loss experience and the financial condition of the borrowers. An additional $395,020 was provided for since December 31, 2000. At December 31, 2001, loans 30-59 days past due totaled $735,005 up from $355,290 at December 31, 2000. There was a total of $171,980 past due 60-89 days and $316,532 past due more than 89 days at December 31, 2001, compared to $9,473 and none in the same categories at December 31, 2000. Management believes that the growth in the past due statistics are primarily the result of three factors; the economic environment, the natural seasoning of the portfolio and the general growth of the portfolio. The Bank had no non-accrual loans at December 31, 2001 or at December 31, 2000. During 2001, nine loans were charged off. The principal balances of these charge-offs aggregated

$162,622 of which $34,095 was recovered prior to December 31, 2001. The Bank recorded net credit losses of $86,950 in 2000.

Bank premises and equipment decreased $194,272 to $3,173,724 at December 31, 2001 from $3,367,996 at December 31, 2000. Accumulated depreciation and amortization represented $566,367 at the end of 2000 compared to $1,001,789 at December 31, 2001. Approximately $161,000 was spent on leasehold improvements and equipment at the beginning of the year to open a second Muskegon banking location. The only other significant capital expenditures made during the year were the purchase of internet banking software for approximately $30,000 and the relocation and upgrade of the main office ATM for $38,000.

Other assets increased $143,022 to $306,236 at December 31, 2001 compared to a balance of $163,214 one year earlier. Prepaid broker fees were responsible for approximately $106,000 of the increase. The fees paid to deposit brokers for the placement of time deposits were significantly increased when the Bank replaced some of the maturing deposits with longer term deposits to take advantage of the lower rates being offered throughout 2001. These fees are amortized over the life of the corresponding deposits.

Deposit balances were $110,148,334 at December 31, 2001 up from $97,887,140 at December 31, 2000. In the past management chose to fund a portion of the rapid loan growth by obtaining brokered deposits. Brokered deposits are time deposits obtained from depositors located outside of our market area and are placed with the Bank by a deposit broker. Over time it is the intention of management to decrease the Bank's dependence on this source of funding. As such, approximately 23% of the total deposits reported were brokered at December 31, 2001 compared to 27% a year earlier. The net decrease in brokered deposits over the twelve months of 2001 totaled $842,918. Significant growth was also recorded in money market accounts, as well as interest bearing demand deposit accounts during 2001. The $10,303,198 increase in money market deposits was primarily a result of the rate environment during the year. Many jumbo certificate of deposit customers chose to open money market accounts when their certificates matured because the rates on the money market accounts happened to be more attractive than the short term time deposit rates. Interest bearing demand deposit accounts increased $11,135,588 over the balances held on December 31, 2000. The Bank is the chosen financial institution of three local area school systems compared to two one year ago. Deposits held by these entities are kept in the Bank's interest bearing demand deposit product. Increases in these specific customer balances were largely responsible for the growth. Time deposits greater than $100,000 decreased $12,116,006 due to the reasons mentioned above as well as the significantly reduced rate offerings that were a byproduct of the Federal Reserve's 11 rate reductions throughout 2001.

In 2001, we diversified our non-deposit funding sources. Repurchase agreements increased $2,277,856 from December 31, 2000 to December 31, 2001. This represents an increase of 23% for 2001. The growth is attributable to both new customers and existing customers increasing their carrying balances from those held at the year-end 2000. Federal funds purchased were increased to $6,700,000 from a balance of $0 at the end of 2000. As of the end of 2001, the Bank had the same three advances totaling $6,000,000 from the Federal Home Loan Bank "FHLB" outstanding as what was reflected at December 31, 2000. The balance consists of three separate notes which are all putable advances. All three instruments currently have rates ranging from 5.10% to 5.99%. During 2001, two of the notes became eligible to convert to a floating rate index at the option of the FHLB. The third is scheduled to remain fixed for two more years. At the end of each note's fixed rate term, the FHLB has the option to convert the instrument to a floating rate based on a spread to LIBOR. In the event that the FHLB exercises its option and the note is converted, the Bank has the opportunity to repay the advance with no pre-payment penalty. At this time, management does not believe that any of the three outstanding notes will be converted to a floating rate nor does it anticipate that they will be repaid prior to their scheduled maturities which are in 2009 and 2010.

As a result of growth and the necessity to meet regulatory capital requirements, the Company borrowed $1,395,000 from some of its Directors and Community Shores LLC for the purpose of infusing capital into the Bank and to cover operating expenses. This debt is subordinated to all senior debt of the Company. The notes have a floating rate and are currently accruing interest at 6.25%. Interest payments are due quarterly. The next scheduled interest payment is due in April of 2002.

Shareholders' equity increased by a net amount of $640,842 in spite of the fact that the consolidated net income for the company was only $428,368. The offsetting factor to the recorded income was favorable change in the mark-to-market adjustment for available for sale securities from December 31, 2000 to the same date in 2001.

RESULTS OF OPERATIONS

Net income for 2001 was $428,368 which was $807,333 more than the loss of $378,965 recorded a year earlier. The difference represents a 213% improvement. The main factor contributing to this improved outcome was an increase in average earning assets of $33,207,937 from 2000 to 2001. The positive benefits of the above mentioned improvement was evident in the fact that the bottom line income of $.37 per share at December 31, 2001 was $.69 more than that reported at December 31, 2000. The Company's retained deficit was $2,190,931 at December 31, 2001 compared to $2,619,299 at December 31, 2000. Both the retained deficit and net income were expected, however the actual operating results for 2001 were better than management's internal, budgeted goal. The Company's overall earnings performance is expected to improve as operating efficiencies are achieved through strong asset growth. The following table illustrates some key operating ratios for the years ended December 31, 2001 and 2000.

	2001	2000
Return on average assets	0.31%	-0.36%
Return on average shareholders' equity	4.87%	-4.60%
Average equity to average assets	6.34%	7.90%

Both the return on average assets ,"ROA", and return on average shareholders' equity, "ROE", were greatly improved on a year over year basis. In fact, "ROA" improved by 186% and "ROE" improved by 206% over 2000's figures.

For 2001, net interest income was $4,420,254 compared to $3,094,333 for 2000. The increase over last year of $1,325,921 represents an improvement of 43%. In addition to the net interest income growth, the Company's net interest margin on average earning assets increased 22 basis points since December 31, 2000. There are a number of factors which affect net interest margin, including the mix of interest-earning assets, the mix of interest-bearing liabilities and the interest rate sensitivity of the various categories. To illustrate the situation the following table sets forth certain information relating to the Company's consolidated average interest earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the period indicated. Such yields and costs are derived by dividing income or expenses by the average daily balance of assets or liabilities, respectively, for the periods presented.

	Years Ended December 31:					
	2001			2000		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets						
Federal funds sold and interest-Bearing deposits with banks	$ 4,008,388	$ 186,002	4.64 %	$ 2,253,145	$ 143,105	6.35 %
Securities[1]	20,563,173	1,297,347	6.31	18,011,318	1,187,093	6.59
Loans[1]	107,455,756	8,969,575	8.35	78,554,917	7,153,778	9.11
	132,027,317	10,452,924	7.92	98,819,380	8,483,976	8.59
Other assets	6,920,722			5,404,935		
	$ 138,948,039			$ 104,224,315		
Liabilities and Shareholders' Equity						
Interest-bearing deposits	$ 98,591,643	$ 5,007,884	5.08	$ 75,337,902	$ 4,631,222	6.15
Federal funds purchased and Repurchase agreements	13,336,793	445,612	3.34	11,331,081	555,723	4.90
Note Payable and Federal Home Loan Bank Advances	8,872,343	579,174	6.53	2,741,026	202,698	7.39
	120,800,779	6,032,670	4.99	89,410,009	5,389,643	6.03
Noninterest-bearing deposits	8,664,627			6,067,819		
Other liabilities	672,036			513,731		
Shareholders' Equity	8,810,597			8,232,756		
	$ 138,948,039			$ 104,224,315		
Net interest income		$ 4,420,254			$ 3,094,333	
Net interest spread			2.93 %			2.56 %
Net interest margin[2]			3.35 %			3.13 %
Average interest-earning assets to Average interest-bearing liabilities			109.29 %			110.52 %

(1) Interest income on tax-exempt securities and loans have not been adjusted to a taxable equivalent basis.
(2) Net interest income divided by average interest-earning assets.

Interest income generated during the year was derived primarily from booking loans, purchasing securities, and selling federal funds. Interest income recorded in 2001 equaled 94% of the Company's annual revenues. For 2001, the Company recorded $10,452,924 of interest income compared to $8,483,976 for 2000. The twelve month figure reflects 23% more interest income in 2001 than shown in 2000. Interest expense incurred on deposits, federal funds purchased, repurchase agreements, notes payable and Federal Home Loan Bank advances totaled $6,032,670 for the year compared to a figure of $5,389,643 for 2000. This category has increased $643,027 (12%) for the year compared to 2000. The inequality of the increases shown in both interest income and interest expense over last year are the reason for the Bank's improved net interest margin. The ability to increase this ratio was particularly notable when considering the fact that the Federal Reserve decreased the national Federal Funds rate 11 times during 2001. These rate reductions in turn caused the Bank's internal prime rate to decrease from 9.50% to 4.50%. Although the impact of prime rate decreases is negative on the interest income generated on variable rate loan products, the declining rates have allowed the Bank to extend the maturity of its time deposit portfolio and reduce the expense to retain and attract both local and brokered deposits (cost of funds). Shown below is a table displaying the change in interest income and interest expense on interest-earning assets and interest-bearing liabilities segregated between change due to volume and change due to rate.

	Year ended December 31, 2001 over 2000		
	Total	Volume	Rate
Increase (decrease) in interest income			
Federal funds sold and interest-bearing deposits with banks	$ 42,897	$ 89,166	($46,269)
Securities	110,254	162,665	(52,411)
Loans	1,815,797	2,452,981	(637,184)
Net change in interest income	1,968,948	2,704,812	(735,864)
Increase (decrease) in interest expense			
Interest-bearing deposits	376,662	937,657	(560,995)
Federal funds purchased and repurchase agreements	(110,111)	87,173	(197,284)
Note payable and Federal Home Loan Bank Advances	376,476	402,892	(26,416)
Net change in interest expense	643,027	1,427,722	(784,695)
Net change in net interest income	$1,325,921	$1,277,090	$48,831

The provision for loan losses was $395,020 for 2001 compared to $504,000 for 2000. Management believes that the allowance level is adequate and justifiable based on the factors discussed earlier (see Financial Condition). Management will continue to review the allowance so that it can be maintained at an appropriate level. The provision may be increased or decreased in the future as management continues to monitor the loan portfolio and actual loan loss experience.

Non-interest income recorded in 2001 was $646,005 which reflects a $228,937 increase over 2000.This category increased 35% over 2000's figure of $417,068. Service charge income contributed to the increase shown in this category, representing 40% of the change from 2000's results to those at December 31, 2001. Management believes that the service charge portion of non-interest income will continue to increase in future years due to anticipated growth in the number of deposit accounts. Mortgage loan referral fees comprise 29% of non-interest income. These fees are collected from other financial institutions for referring mortgage loan applications from the Bank's customers to them. As we do not fund these mortgages or have any other involvement after the referral, the fees are recorded as income when the referral is made and the fee determined. Mortgage loan referral fees recorded in 2001 were $105,110 higher than the prior year. The increase of 126% was mostly a result of the declining rate environment discussed earlier in this section. These fees have a high dependence on the interest rate environment which is subject to market forces. In addition to the favorable rate environment experienced during 2001, the Bank was able to process higher volume in this area with the addition of a second mortgage lender hired late in 2000. Management is generally optimistic about the future contributions of fees of this type and intends to establish a mortgage company which will be wholly owned by the Bank. It is believed that there are several advantages to operating a mortgage company. In addition to having more control over the customer service we are able to provide, the Bank will be able to minimize its state tax liability.

For the year, non-interest expenses were $4,242,871 which was an increase of 25% over 2000. Salaries and benefits comprised 46% of the year to date increase or $394,658. There were an additional 4.5 full-time equivalent employees at December 31, 2001 compared to December 31, 2000. Occupancy expense increased $49,626 over the amount recorded for 2000. This year's figure reflects a full year of depreciation on the leasehold improvements made to open the North Muskegon branch as well as a full year of rental expense for this new location. Furniture and equipment expenses increased $70,713, approximately 8% of the total increase experienced in non-interest expense. A rise in depreciation expense on furniture and equipment purchased for the third location contributed to this total as well as an increase in maintenance contracts on operational equipment. Data processing expenses which are partially volume priced increased $78,456 as a result of the significant number of new loans booked and new deposit accounts opened during the year. Included in the data processing charges were the expenses for a full year of telephone banking and a partial year of internet banking. Management has negotiated a five year contract with Fiserv, the Bank's data processor, in an effort to reduce the fluctuations of this expense going forward. Professional services expense increased $24,642 over 2000. Audit and tax services are included in the professional service expense and increased $33,332. The majority of the increase is a result of the Company expanding the internal audit function, which should enhance the safety and soundness of the Company for the benefit of both customers and shareholders. Other operating expenses increased $260,613. Included in this category are such expenses as supplies, correspondent bank fees, other outside services, loan expenses, directors fees, and NSF losses. It is in these areas that the Company experienced most of the increase. Expenses of this nature are a result of the overall growth of the Bank.

During 2001, the Company accrued $60,000 for anticipated state tax liability. This accrual was directly related to the recorded income of the Bank during 2001. The consolidated entity has no Federal tax liability as a result of a deferred tax asset accumulated in the first two years of operation. It is likely that the Company will utilize all of its net operating loss carry forwards during 2003 and will begin accruing a liability for federal income tax.

LIQUIDITY AND INTEREST RATE SENSITIVITY

As the Company's cost of funds continues to rise and prime rate changes are always a possibility, asset liability management has become an important tool for assessing interest rate sensitivity. Management of interest rate sensitivity attempts to avoid widely varying net interest margins and achieve consistent net interest income through periods of changing interest rates. Asset liability management aids the Company in achieving reasonable and predictable earnings and liquidity while maintaining a balance between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of the Company's customers. These customers may be either borrowers with credit needs or depositors wanting to withdraw funds. As a result of the Bank's increased customer base, management took steps necessary to increase its established federal funds purchased lines through its correspondent banks. The total available lines increased $4 million since December 31, 2000 to a total of $11 million. Although the Bank is generally a seller of federal funds it recognizes the importance of the established lines in times of unexpected activity. An additional source of liquidity are the borrowing programs offered by the FHLB of Indianapolis. The Bank has been a member since purchasing stock late in 1999 and has secured Board approval to borrow up to $18 million. A final and more permanent way to adjust liquidity is by using established deposit brokers to purchase out-of area deposits (brokered certificates of deposits) and arrange large block settlements through the Depository Trust Company. During 2001, deposits of this type were used 6 times.

Interest rate sensitivity varies with different types of earning assets and interest bearing liabilities. Overnight investments, on which rates change daily, and loans tied to the prime rate, differ considerably from long term investment securities and fixed rate loans. Time deposits over $100,000 and money market accounts are more interest rate sensitive than regular savings accounts. Comparison of the repricing intervals of interest earning assets to interest bearing liabilities is a measure of interest sensitivity gap. Balancing this gap is a continual challenge in a changing rate environment. The Company uses a sophisticated computer program to perform analysis of interest rate risk, assist with asset liability management, and model and measure interest rate sensitivity. Details of the gap at December 31, 2001 were:

	Interest Rate Sensitivity Period				
	Within Three Months	Three to Twelve Months	One to Five Years	After Five Years	Total
Earning assets					
Interest-bearing deposits					
In other financial institutions	$ 79,641	$ 0	$ 0	$ 0	$ 79,641
Securities (including FHLB stock)	2,792,162	5,343,478	12,333,720	4,687,565	25,156,925
Loans	48,677,103	13,370,105	53,478,753	2,589,619	118,115,580
	51,548,906	18,713,583	65,812,473	7,277,184	143,352,146
Interest-bearing liabilities					
Savings and checking	41,924,647	0	0	0	41,924,647
Time deposits <$100,000	7,116,885	8,037,531	15,759,519	0	30,913,935
Time deposits >$100,000	4,009,394	8,419,215	15,663,845	0	28,092,454
Repurchase agreements and Federal funds purchased	18,964,598	0	0	0	18,964,598
Notes payable and Federal Home Loan bank advances	7,400,000	0	2,000,000	0	9,400,000
	79,415,524	16,456,746	33,423,364	0	129,295,634
Net asset (liability) repricing gap	$ (27,866,618)	$ 2,256,837	$ 32,389,109	$ 7,277,184	$ 14,056,512
Cumulative net asset (liability) Repricing gap	$ (27,866,618)	$(25,609,781)	$ 6,779,328	$ 14,056,512	

CAPITAL RESOURCES

The Company did not raise any additional capital in 2001. The recorded value of common stock remains at $10 after its initial public offering and over allotment closings in December 1998 and January 1999.

The Company and the Bank are subject to regulatory capital requirements administered by the federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

As a condition to regulatory approval during the Bank's formation it was mandated that the Bank maintain a ratio of Tier 1 Capital to total assets of at least 8% for the first three years. As of December 31, 2001, the third year of operation, the Bank ratio was 8.14%. As of January 18, 2002, the Bank is no longer subject to the leverage capital ratio mandated above. Going forward the Bank will be judged by the regulators using the standard risk based capital ratios that are used by other banks. As a general practice, the Bank will seek to maintain a total risk based capital ratio of above 10% . At this level, the Bank will remain exempt from paying FDIC insurance and will be allowed to continue its use of brokered deposits The Bank's management carefully monitors this ratio and intends to obtain capital for infusion into the Bank as necessary to comply with the 10% level. It should be mentioned that $1,060,000 of the $1,395,000 borrowing by the Company during 2001 was made for the purpose of infusing capital into the Bank. The additional $335,000 was used to replenish cash and cover the operating expenses of the Company. For capital calculations, the borrowing is considered subordinated debt thus an element of the Company's Tier 2 Capital. This source of capital is presently limited to an aggregate amount of $4 million, the amount approved by the Federal Reserve Bank of Chicago.

RECENT REGULATORY DEVELOPMENTS

New Accounting Pronouncement: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as good will. Identifiable intangible assets must be separated from good will. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

CROWE CHIZEK

Board of Directors and Shareholders
Community Shores Bank Corporation
Muskegon, Michigan

We have audited the accompanying consolidated balance sheets of Community Shores Bank Corporation as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Shores Bank Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Grand Rapids, Michigan
February 27, 2002

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and due from financial institutions	$ 2,191,280	$ 3,533,107
Interest-bearing deposits in other financial institutions	79,641	29,219
Federal funds sold	0	2,700,000
Cash and cash equivalents	2,270,921	6,262,326
Securities		
Available for sale (at fair value)	24,671,925	19,858,021
Held to maturity (fair value of $60,000 at December 31, 2001)	60,000	0
	24,731,925	19,858,021
Loans	118,115,580	95,650,524
Less: Allowance for loan losses	1,535,543	1,269,050
Net loans	116,580,037	94,381,474
Federal Home Loan Bank stock	425,000	300,000
Premises and equipment, net	3,173,724	3,367,996
Accrued interest receivable	703,433	817,405
Other assets	306,236	163,214
	$ 148,191,276	$ 125,150,436
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Non-interest bearing	$ 9,217,298	$ 7,000,732
Interest bearing	100,931,036	90,886,408
Total deposits	110,148,334	97,887,140
Federal funds purchased and repurchase agreements	18,964,598	9,986,742
Federal Home Loan Bank advances	6,000,000	6,000,000
Notes payable	3,400,000	2,005,000
Accrued expenses and other liabilities	544,256	778,308
Total liabilities	139,057,188	116,657,190
Shareholders' equity		
Preferred stock, no par value 1,000,000 shares authorized, none issued	0	0
Common stock, no par value; 9,000,000 shares authorized; 1,170,000 issued and outstanding	10,871,211	10,871,211
Retained deficit	(2,190,931)	(2,619,299)
Accumulated other comprehensive income	453,808	241,334
Total shareholders' equity	9,134,088	8,493,246
	$ 148,191,276	$ 125,150,436

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001 and 2000

	2001	2000
Interest and dividend income		
Loans, including fees	$ 8,969,575	$ 7,153,778
Securities	1,297,347	1,187,093
Federal funds sold, FHLB dividends and other income	186,002	143,105
	10,452,924	8,483,976
Interest expense		
Deposits	5,007,884	4,631,222
Repurchase agreements, federal funds purchased, and other debt	445,612	555,723
Federal Home Loan Bank advances and notes payable	579,174	202,698
	6,032,670	5,389,643
Net interest income	4,420,254	3,094,333
Provision for loan losses	395,020	504,000
Net interest income after provision for loan losses	4,025,234	2,590,333
Noninterest income		
Service charges on deposit accounts	323,958	232,741
Mortgage loan referral fees	188,243	83,133
Gain (loss) on disposition of securities	5,036	(618)
Other	128,768	101,812
	646,005	417,068
Noninterest expense		
Salaries and employee benefits	2,249,405	1,854,747
Occupancy	260,118	210,492
Furniture and equipment	466,402	395,689
Advertising	45,195	67,398
Data processing	197,757	119,301
Professional services	275,631	250,989
Other	748,363	487,750
	4,242,871	3,386,366
Income (loss) before federal income taxes	428,368	(378,965)
Federal income tax expense	0	0
Net income (loss)	$ 428,368	$ (378,965)
Weighted average common shares outstanding: Basic and diluted	1,170,000	1,170,000
Income (loss) per share: Basic and diluted	$ 0.37	$ (0.32)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
December 31, 2001 and 2000

	Shares	Common Stock	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2000	1,170,000	$10,871,211	$ (2,240,334)	$ (96,115)	$ 8,534,762
Comprehensive income (loss):					
Net loss			(378,965)		(378,965)
Unrealized gain on securities available-for-sale				337,449	337,449
Total comprehensive income (loss)					(41,516)
Balance at December 31, 2000	1,170,000	10,871,211	(2,619,299)	241,334	8,493,246
Comprehensive income (loss):					
Net income			428,368		428,368
Unrealized gain on securities available-for-sale				212,474	212,474
Total comprehensive income (loss)					640,842
Balance at December 31, 2001	1,170,000	$10,871,211	$ (2,190,931)	$ 453,808	$ 9,134,088

See accompanying notes to consolidated financial statements.

COMMUNITY SHORES BANK CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net Income (loss)	$ 428,368	$ (378,965)
Adjustments to reconcile net income (loss) to net cash from operating activities		
Provision for loan losses	395,020	504,000
Depreciation and amortization	435,422	371,144
Net accretion of securities	(124,311)	(133,510)
Net realized loss (gain) on disposition of securities	(5,036)	618
Net change in:		
Accrued interest receivable and other assets	(29,050)	(570,602)
Accrued interest payable and other liabilities	(234,052)	(475,289)
Net cash from operating activities	866,361	(682,604)
Cash flows from investing activities		
Activity in available-for-sale securities:		
Sales	0	2,582,266
Maturities, prepayments and calls	17,254,589	3,679,498
Purchases	(21,726,672)	(14,881,640)
Activity in held to maturity securities:		
Purchases	(60,000)	0
Purchase of Federal Home Loan Bank Stock	(125,000)	(161,800)
Loan originations and payments, net	(22,593,583)	(38,939,095)
Additions to premises and equipment	(241,150)	(269,187)
Net cash from investing activities	(27,491,816)	(47,989,958)
Cash flow from financing activities		
Net change in deposits	12,261,194	41,911,063
Net change in federal funds purchased and repurchase agreements	8,977,856	3,052,251
Federal Home Loan Bank activity:		
New advances	4,500,000	17,600,000
Maturities and payments	(4,500,000)	(11,600,000)
Net proceeds from note payable	1,395,000	2,005,000
Net cash from financing activities	22,634,050	52,968,314
Net change in cash and cash equivalents	(3,991,405)	4,295,752
Beginning cash and cash equivalents	6,262,326	1,966,574
Ending cash and cash equivalents	$ 2,270,921	$ 6,262,326
Supplemental cash flow information		
Interest paid	$ 6,426,815	$ 4,800,193

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation The consolidated financial statements include the accounts of Community Shores Bank Corporation "Company" and its wholly-owned subsidiary, Community Shores Bank (the "Bank"), after elimination of significant intercompany transactions and accounts.

Nature of Operations The Corporation was incorporated on July 23, 1998 under Michigan law and is a bank holding company owning all of the common stock of the Bank. The Bank is a Michigan banking corporation with depository accounts insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a range of commercial and consumer banking services in West Michigan, primarily in Muskegon County, which includes the Cities of Muskegon and North Muskegon, and Northern Ottawa County, which includes the City of Grand Haven. Those services reflect the Bank's strategy of serving small- to medium-sized businesses, and individual customers in its market area. Services for businesses will include commercial loans and traditional business accounts. Management focuses the Bank's retail banking strategy on providing products and services, including automated teller machines, computer home banking, telephone banking and automated bill paying services to individuals in the Bank's market area. The Bank began operations on January 18, 1999.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The primary estimates incorporated into the Company's consolidated financial statements which are susceptible to change in the near term include the allowance for loan losses, the deferred tax asset valuation allowance and the fair value of financial instruments.

Cash Flows: Cash and cash equivalents includes cash, demand deposits with other financial institutions, short-term investments (securities with daily put provisions) and federal funds sold. Cash flows are reported net for customer loan and deposit transactions, interest-bearing time deposits with other financial institutions and short-term borrowings with maturities of 90 days or less.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are past due over 90 days (180 days for residential mortgages). Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management estimates the allowance balance required using past industry loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the assets' useful lives on an accelerated basis, except for buildings for which the straight line basis is used.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net loss and loss per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income or loss divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements. The Company has had no stock splits or dividends since its creation.

Comprehensive Income: Comprehensive income consists of net income or loss and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement: A new accounting standard requires all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as good will. Identifiable intangible assets must be separated from good will. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of this standard on January 1, 2002 will not have a material effect on the Company's financial statements.

Restrictions on Cash: The Bank was required to have $347,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at year end 2001. These balances do not earn interest.

Dividend Restriction: The Company and the Bank are subject to banking regulations which require the maintenance of certain capital levels and positive retained earnings, which will prevent payment of dividends until positive retained earnings are achieved and may limit the amount of dividends thereafter.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Industry Segments: Internal financial information is primarily reported and aggregated in one line of business; banking.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 – INVESTMENT SECURITIES

Year-end investment securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
2001				
US Treasuries	$ 499,955	$ 0	$ (273)	$ 499,682
U.S. Government and federal agency	12,129,428	391,297	(12,849)	12,507,876
Municipals	219,579	0	(2,212)	217,367
Mortgage-backed	11,369,155	115,988	(38,143)	11,447,000
	$ 24,218,117	$ 507,285	$ (53,477)	$24,671,925
2000				
U.S. Government and federal agency	$ 17,845,529	$ 205,228	$ (3,754)	$18,047,003
Mortgage-backed	1,771,158	39,860		1,811,018
	$ 19,616,687	$ 245,088	$ (3,754)	$19,858,021

NOTE 2 – INVESTMENT SECURITIES (Continued)

Held to maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2001				
Municipals	$ 60,000	$ 0	$ 0	$ 60,000
	$ 60,000	$ 0	$ 0	$ 60,000

Dispositions of available for sale securities were as follows:

	2001	2000
Proceeds	$ 994,964	$ 2,582,266
Gross gains (losses)	5,306	(618)

Contractual maturities of debt securities at year-end 2001 were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 5,391,664	$ 5,462,881	$ 0	$ 0
Due from one to five years	7,237,719	7,544,677	0	0
Due in more than five years	219,579	217,367	0	0
Mortgage-backed and Municipal	11,369,153	11,447,000	60,000	60,000
	$24,218,115	$24,671,925	$ 60,000	$ 60,000

Securities pledged at year end 2001 had a carrying amount of $24,058,536, and were pledged to secure repurchase agreements and Federal Home Loan Bank advances.

NOTE 3 - LOANS

Loans at year-end were as follows:

	2001	2000
Commercial, financial and other	$ 89,258,193	$ 75,292,915
Commercial real estate and construction	3,081,361	3,504,764
Residential real estate, mortgages and construction	3,761,403	2,946,608
Consumer loans	22,014,623	13,906,237
	118,115,580	95,650,524
Less: Allowance for loan losses	1,535,543	1,269,050
	$116,580,037	$ 94,381,474

NOTE 3 - LOANS (Continued)

Activity in the allowance for loan losses for the year was as follows:

	2001	2000
Beginning balance	$ 1,269,050	$ 852,000
Charge-offs	(162,622)	(92,536)
Recoveries	34,095	5,406
Provision for loan losses	395,020	504,000
Ending balance	$ 1,535,543	$ 1,269,050

There were no loans classified as impaired at or during the years ended December 31, 2001 and 2000.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows:

	2001	2000
Land & Land Improvements	$ 710,879	$ 673,240
Buildings & Building Improvements	1,684,526	1,649,388
Furniture, fixtures and equipment	1,780,108	1,581,100
Construction in progress	0	30,635
	4,175,513	3,934,363
Less: Accumulated depreciation	1,001,789	566,367
	$ 3,173,724	$ 3,367,996

Depreciation expense was $435,422 and $371,144 for 2001 and 2000.

NOTE 5 - DEPOSITS

Deposits at year end are summarized as follows:

	2001	2000
Non-interest bearing DDA	$ 9,217,298	$ 7,000,732
Interest bearing DDA	20,979,462	9,843,874
Money market	18,612,647	8,309,449
Savings	2,332,538	925,688
Certificate of deposit	59,006,389	71,807,397
	$ 110,148,334	$ 97,887,140

Time deposits of $100,000 or more were $28,092,454 at year-end 2001.

Scheduled maturities of time deposits for the next five years ,as of year-end 2001, were as follows:

2002	$27,583,025
2003	16,939,121
2004	5,628,613
2005	2,546,162
2006	6,309,468
	$ 59,006,389

NOTE 6 – SHORT-TERM BORROWINGS

Short-term borrowings are generally comprised of federal funds purchased and repurchase agreements. Federal funds purchased are overnight borrowings from various correspondent banks. Repurchase agreements are advances by customers that are not covered by federal deposit insurance. This obligation of the bank is secured by bank owned securities held in safekeeping at a correspondent bank. The balances at December are shown below:

	Repurchase Agreements	Federal Funds Purchased
Outstanding at December 31, 2001	$ 12,264,598	$ 6,700,000
Average interest rate at year end	2.04%	1.82%
Average balance during year	12,282,957	1,053,836
Average interest rate during year	3.36%	3.16%
Maximum month end balance during year	$ 14,589,092	$ 6,700,000
Outstanding at December 31, 2000	$ 9,986,742	$ 0
Average interest rate at year end	4.75%	N/A
Average balance during year	10,809,223	521,858
Average interest rate during year	4.82%	6.61%
Maximum month end balance during year	$ 14,815,900	$ 2,600,000

NOTE 7 – FEDERAL HOME LOAN BANK ADVANCES

Year-end advances from the Federal Home Loan Bank (FHLB) are as follows:

Maturity Date	Current Interest Rate	2001	2000
March 24, 2010	5.99	$1,500,000	$ 1,500,000
November 3, 2010	5.95	2,000,000	2,000,000
December 13, 2010	5.10	2,500,000	2,500,000
		$6,000,000	$ 6,000,000

All three advances are putable with interest rates ranging from 5.10% to 5.99%. During 2001, two of the advances became eligible to convert to a floating rate index at the option of the FHLB. The third is scheduled to remain fixed for two more years.

The bank has pledged securities with a fair value of $6,176,495 as collateral for the above advances.

NOTE 8 – NOTES PAYABLE

During 2001, the Company borrowed from related parties, $1,395,000 for the purpose of infusing capital to the Bank and to cover operating expenses. The outstanding balance of these notes at December 31, 2001 was $3,400,000. The rate on the Notes is floating and is officially defined as 1.50% over the Firstar Bank, N.A. prime rate which was 4.75% at year-end. Interest payments are owed quarterly in arrears until the principal of these Notes is paid or made available for payment. The Notes may be prepaid without any prepayment penalty with at least one day's prior written notice. The principal and interest related to these Notes is expressly subordinated to all senior debt of the Company.

Interest expense related to these notes was $236,479 for 2001.

NOTE 9 - BENEFIT PLANS

A 401(k) benefit plan allows employee contributions up to 15% of their compensation, which are matched equal to 75% of the first 6% of the compensation contributed. Expense for 2001 and 2000 was $67,349 and $56,938. The plan was approved January of 1999 with payroll contributions beginning at that time.

NOTE 10 – LEASES

The Bank has entered into two lease agreements in order to secure office facilities for its branches.

Future minimum lease payments at December 31, 2001 are as follows:

2002	$ 85,118
2003	85,703
2004	66,290
2005	22,150
	$ 259,261

For periods ended December 31, 2001 and 2000 rental expense was $83,457 and $55,611.

NOTE 11 - INCOME TAXES

The consolidated provision for income taxes is as follows:

	2001	2000
Deferred expense (benefit)	$ 150,018	$ (125,445)
Change in valuation allowance	(150,018)	125,445
	$ 0	$ 0

The net deferred tax asset recorded includes the following amounts of deferred tax assets and liabilities as of December 31, 2001 and 2000:

	2001	2000
Deferred tax asset		
Net operating loss carry forward	$ 281,253	$ 522,006
Allowance for loan losses	486,332	346,635
Organization costs	61,445	90,939
Other	25,342	23,011
	854,372	982,591
Deferred tax liabilities		
Depreciation	(72,917)	(60,526)
Accretion on securities	(46,302)	(36,894)
Unrealized gain on securities available for sale	(154,295)	(82,054)
	(273,514)	(179,474)
Net deferred tax asset before valuation allowance	580,858	803,117
Valuation allowance	(580,858)	(803,117)
	$ 0	$ 0

NOTE 11 - INCOME TAXES(Continued)

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. Management has determined that a valuation allowance of $580,858 is required for 2001 and that a valuation allowance of $803,117 was required for 2000. Net operating loss carry forwards of $193,785 expire in 2019, and $87,468 expire in 2020.

NOTE 12 – RELATED PARTY TRANSACTIONS

Loans to principal officers, directors and their affiliates in 2001 were as follows:

Beginning balance	$ 6,535,395
New loans and line advances	1,650,523
Effect of changes in related parties	0
Repayments	4,130,058
Ending balance	$ 4,055,860

Deposits from principal officers, directors and their affiliates at year end 2001 and 2000 were $9,726,551 and $7,711,273.

NOTE 13 – STOCK OPTIONS

Options to buy stock are granted to officers under the Employee Stock Option Plan, which provides for issue of options for up to 150,000 shares of stock of the Company. Exercise price is the market price at date of grant. The maximum option term is ten years, and presently outstanding options vest over three years.

Had compensation cost for stock options been measured using SFAS Statement No. 123, net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

	2001	2000
Net income (loss) as reported	$ 428,368	$ (378,965)
Pro forma net income (loss)	412,562	(424,310)
Basic income (loss) per share as reported	.37	(.32)
Pro forma basic income (loss) per share	.35	(.36)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	1998
Risk-free interest rate	4.62%
Expected option life	7 years
Expected stock price volatility	25%
Dividend yield	0%

NOTE 13 – STOCK OPTIONS (Continued)

A summary of the activity in the plan is as follows.

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 1999	94,000	$ 10
Granted	0	
Exercised	0	
Forfeited	0	
Outstanding at December 31, 1999	94,000	$ 10
Granted	0	
Exercised	0	
Forfeited	0	
Outstanding at December 31, 2000	94,000	$ 10
Granted	0	
Exercised	0	
Forfeited	0	
Outstanding at December 31, 2001	94,000	$ 10

Options exercisable at December 31:

	Shares	Weighted Average Exercise Price
1999	47,000	$ 10
2000	70,500	$ 10
2001	94,000	$ 10

The weighted average fair value per option for options granted during the year ended December 31, 1998 was $2.76. There were no options granted during 2000 or 2001. The weighted average remaining contractual life of options outstanding at year-end 2001 was 6.7 years.

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. During its first three years of operations, the Bank was required to maintain a minimum Tier 1 capital to total asset ratio of at least 8%. At December 31, 2001, this ratio was 8.14%. As of January 18, 2002, the Bank was no longer subject to this capital ratio requirement. Going forward the Bank will be judged by the regulators using the standard risk based capital ratios that are used by other banks.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

Actual and required capital amounts and ratios for 2001 and 2000 are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2001						
Total Capital to risk weighted assets						
Consolidated	$ 13,615,823	10.62%	$ 10,257,734	8.00%	$12,822,167	10.00%
Bank	13,583,546	10.59	10,256,934	8.00	12,821,167	10.00
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	8,680,280	6.77	5,128,867	4.00	7,693,300	6.00
Bank	12,048,003	9.40	5,128,467	4.00	7,692,700	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	8,680,280	6.25	5,557,922	4.00	6,947,402	5.00
Bank	12,048,003	8.67	5,557,821	4.00	6,947,276	5.00
2000						
Total Capital to risk weighted assets						
Consolidated	$ 11,525,962	10.84%	$ 8,506,214	8.00%	$10,632,767	10.00%
Bank	11,423,072	10.74	8,506,214	8.00	10,632,767	10.00
Tier 1 (Core) Capital to risk weighted assets						
Consolidated	8,251,912	7.76	4,253,107	4.00	6,379,660	6.00
Bank	10,154,022	9.55	4,253,107	4.00	6,379,660	6.00
Tier 1 (Core) Capital to average assets						
Consolidated	8,251,912	7.92	4,168,973	4.00	5,211,216	5.00
Bank	10,154,022	9.74	4,168,973	4.00	5,211,216	5.00

NOTE 15 - OFF-BALANCE-SHEET ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year end.

	2001		2000	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unused lines of credit, letters of credit, and commitments to make loans	$1,443,870	$31,585,121	$2,351,929	$25,732,441

NOTE 16 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 2,271	$ 2,271	$ 6,262	$ 6,262
Securities available for sale	24,672	24,672	19,858	19,858
Securities held to maturity	60	60		
Loans, net	116,580	117,615	94,382	96,472
Federal Home Loan Bank stock	425	425	300	300
Accrued interest receivable	703	703	817	817
Financial liabilities				
Deposits	110,148	110,325	97,887	98,196
Federal funds purchased and repurchase agreements	18,965	18,965	9,987	9,987
FHLB Advances	6,000	6,182	6,000	5,703
Notes Payable	3,400	3,400	2,005	2,005
Accrued interest payable	544	544	715	715

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. Estimated fair value for other financial instruments and off-balance-sheet loan commitments are considered to approximate carrying value.

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Following are condensed parent company only financial statements.

CONDENSED BALANCE SHEETS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 73,607	$ 147,064
Receivable from Community Shores Bank	0	1,151
Investment in and advances to Community Shores Bank	12,501,811	10,395,357
Other assets	10,000	0
Total assets	$ 12,585,418	$ 10,543,572

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

	2001	2000
LIABILITIES AND EQUITY		
Accrued expenses and other liabilities	$ 51,330	$ 45,326
Notes payable	3,400,000	2,005,000
Shareholders' equity	9,134,088	8,493,246
Total liabilities and shareholders' equity	$ 12,585,418	$ 10,543,572

CONDENSED STATEMENTS OF INCOME
Years ended December 31,

	2001	2000
Other income	$ 2,331	$ 28,071
Other expense	(407,944)	(273,095)
Loss before income tax and undistributed subsidiary income	(408,457)	(245,024)
Equity in undistributed subsidiary income (loss)	833,981	(133,941)
Net income (loss)	$ 428,368	$ (378,965)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2001	2000
Cash flows from operating activities		
Net income (loss)	$ 428,368	$ (378,965)
Equity in undistributed subsidiary (income) loss	(833,981)	133,941
Adjustments:		
Change in other assets	(8,849)	(1,151)
Change in other liabilities	6,005	41,436
Net cash from operating activities	(408,457)	(204,739)
Cash flows from financing activities		
Proceeds from subordinated debt	1,395,000	2,005,000
Capital investment into Community Shores Bank	(1,060,000)	(2,700,000)
Net cash from financing activities	335,000	(695,000)
Net change in cash and cash equivalents	(73,457)	(899,739)
Beginning cash and cash equivalents	147,064	1,046,803
Ending cash and cash equivalents	$ 73,607	$ 147,064

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income (loss) components were as follows.

	2001	2000
Unrealized net gain on securities	$ 207,168	$ 338,067
Realized gain (loss) on disposition of securities	5,306	(618)
	$ 212,474	$ 337,449

SEC Form 10-KSB

Copies of the Company's annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to shareholders without charge, upon written request. Please mail your request to Heather D. Brolick, Senior Vice President and Secretary of the Company, at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Stock Information

The common stock of Community Shores Bank Corporation is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("OTC Bulletin Board") under the ticker symbol "CSHB." At February 25, 2002, there were approximately 194 record holders of the Company's Common Stock. The Company has paid no dividends since its formation in 1998.

The following table shows the high and low bid prices by quarter during 2001 and 2000. The quotations reflect bid prices as reported by the OTC Bulletin Board and do not include retail mark-up, mark-down or commission.

Bid Prices

	High	Low
Calendar Year 2001		
First Quarter	$ 5.38	$ 5.13
Second Quarter	$ 6.00	$ 5.25
Third Quarter	$ 6.60	$ 5.75
Fourth Quarter	$ 7.00	$ 5.90
Calendar Year 2000		
First Quarter	$ 8.00	$ 4.50
Second Quarter	$ 5.81	$ 4.25
Third Quarter	$ 6.75	$ 5.00
Fourth Quarter	$ 5.87	$ 4.75

Market Makers

At December 31, 2001, the following firms were registered with the OTC Bulletin Board as market makers in common stock of the Company:

Raymond James
One Griswold Street
Detroit, Michigan 48226

J. J. B. Hilliard, W. L. Lyons, Inc.
501 South Fourth Street
Louisville, Kentucky 40202

Knight Securities
525 Washington Blvd., 30th Floor
Jersey City, NJ 07310

Howe Barnes Investments, Inc.
135 South LaSalle Street
Chicago, Illinois 60603

Wedbush Morgan
1000 Wilshire Blvd., Suite 900
Los Angeles, CA 90017

GVR Company
440 S. LaSalle
Chicago, IL 60605

Monroe Securities Inc.
47 State Street
Rochester, New York 14614

Herzog, Heine, Geduld
525 Washington Blvd. 10th Floor
Jersey City, NJ 07310

Baird, Patrick & Company
20 Exchange Place, 11th Floor
New York, NY 10005

Stock Registrar and Transfer Agent

EquiServe Trust Company N.A.
c/o EquiServe, Inc.
150 Royall Street
Canton, Massachusetts 02021
Shareholder Inquiries 1-877-282-1168
www.EquiServe.com

Legal Counsel

Dickinson Wright PLLC
500 Woodward Avenue, Suite 4000
Detroit, Michigan 48226
and
200 Ottawa Avenue, N.W., Suite 900
Grand Rapids, Michigan 49503

Independent Auditors

Crowe, Chizek & Company LLP
300 Riverfront Plaza Building
55 Campau Avenue N.W.
Grand Rapids, Michigan 49503

Additional Information

News media representatives and those seeking additional information about the Company should contact Jose' A. Infante, Chairman of the Board, President and Chief Executive Officer of the Company, at (231) 780-1800, or by writing him at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Annual Meeting

This year's Annual Meeting will be held at 2:00 p.m., on Thursday, May 9, 2002, at the Holiday Inn at 939 Third Street, Muskegon, Michigan.

DIRECTORS AND OFFICERS

Directors of the Company and the Bank

David C. Bliss
Retired CEO
Quality Stores, Inc.
(Retail farm and do-it yourself stores)

Gary F. Bogner
Real Estate Investor

John C. Carlyle
Partner – Law Firm
Varnum, Riddering, Schmidt and Howlett LP, and a certified public accountant

Robert L. Chandonnet
President and Owner
The Nugent Sand Company, Inc. (provider of foundry sand to foundries)

Dennis L. Cherette
President and Owner
Investment Property Associates, Inc.
IPA Construction Inc.
IPA Management (Real estate development and management)

Bruce J. Essex
Owner and Operator
Port City Die Cast
Port City Metal Products
Muskegon Castings Corp.
Mirror Image Tool (Die Casting)

Michael D. Gluhanich
President
Geerpres, Inc. (Manufacturer of janitorial supply equipment)

Donald E. Hegedus
Chairman of the Board, President and Owner
Tridonn Development Company (Real estate development)

John L. Hilt
Retired Chairman Emeritus of Quality Stores, Inc. (Retail farm and do-it-yourself stores)

Jose' A. Infante
Chairman of the Board, President and Chief Executive Officer of the Company and the Bank

Joy R. Nelson
Retired Bank Executive

Management Team of the Company and the Bank

Jose' A. Infante
Chairman of the Board
President/Chief Executive Officer of the Company and the Bank

Ralph R. Berggren
Senior Vice President of the Company, and Senior Vice President and Chief Lending Officer of the Bank

Heather D. Brolick
Senior Vice President and Secretary of the Company and Senior Vice President, Chief Operating Officer of the Bank

Robert J. Jacobs
Senior Vice President of the Company and Senior Vice President, Retail Banking of the Bank

Tracey A. Welsh
Vice President and Principal Financial Officer

Officers of the Bank

Monica Bixeman
Branch Manager

Sherri Campbell
Assistant Vice President
Deposit Operations Manager

Valerie Collis
Controller

Laurie DeWitt
Assistant Branch Manager
Retail Banking Officer

Doug Jones
Vice President
Commercial Lending

Susan Kane
Assistant Vice President
Retail Lending

Tom Ladd
Assistant Vice President
Branch Manager

Pat Nardi
Operations Officer

Amy Schultz
Assistant Vice President
Information Systems Manager

Clint Todd
Assistant Vice President
Retail Lending

Lori Versalle
Vice President
Branch Manager

Martha Zimmer
Vice President
Commercial Lending

COMMUNITY
SHORES BANK
CORPORATION

CYCCM-PS/AR-02



COMMUNITY
SHORES BANK

MUSKEGON
1030 W. Norton
231.780.1800
Fax 231.780.3006

NORTH MUSKEGON
485 Whitehall Road
231.780.1880
Fax 231.719.0046

GRAND HAVEN
15190 Newington Drive
(US 31 & Robbins Road)
616.844.5600
Fax 616.846.4123

Toll Free 1.888.853.6633 www.communityshores.com

JOSÉ A. INFANTE
Chairman of the Board
President/Chief
Executive Officer of the
Company and the Bank

RALPH R. BERGGREN
Senior Vice President
of the Company, and
Senior Vice President
and Chief Lending
Officer of the Bank

HEATHER D. BROLICK
Senior Vice President
and Secretary of the
Company and Senior
Vice President, Chief
Operating Officer
of the Bank

ROBERT J. JACOBS
Senior Vice President
of the Company and
Senior Vice President,
Retail Banking of the
Bank

Vice President and
Principal Financial
Officer

MONICA BIXEMAN
Branch Manager

SHERRI CAMPBELL
Assistant Vice President
Deposit Operations
Manager

VALERIE COLLIS
Controller

LAURIE DEWITT
Assistant Branch
Manager
Retail Banking Officer

DOUG JONES
Vice President
Commercial Lending

SUSAN KANE
Assistant Vice President
Retail Lending

TOM LADD
Assistant Vice President
Branch Manager

PAT NARDI
Operations Officer

AMY SCHULTZ
Assistant Vice President
Information Systems
Manager

CLINT TODD
Assistant Vice President
Retail Lending

LORI VERSALLE
Vice President
Branch Manager

MARTHA ZIMMER
Vice President
Commercial Lending

Retired CEO
Quality Stores, Inc.
(Retail farm and do-it yourself stores)

GARY F. BOGNER
Real Estate Investor

JOHN C. CARLYLE
Partner – Law Firm
Varnum, Riddering, Schmidt and Howlett LP,
and a certified public accountant

ROBERT L. CHANDONNET
President and Owner
The Nugent Sand Company, Inc.
(provider of foundry sand to foundries)

DENNIS L. CHERETTE
President and Owner
Investment Property Associates, Inc.
IPA Construction Inc.
IPA Management
(Real estate development and management)

BRUCE J. ESSEX
Chairman
Port City Die Cast

MICHAEL D. GLUHANICH
President
Geerpres, Inc.
(Manufacturer of janitorial supply equipment)

DONALD E. HEGEDUS
Chairman of the Board, President and Owner
Tridonn Development Company
(Real estate development)

JOHN L. HILT
Retired Chairman Emeritus of Quality Stores, Inc.
(Retail farm and do-it-yourself stores)

JOSÉ A. INFANTE
Chairman of the Board, President and Chief
Executive Officer of the Company and the Bank

JOY R. NELSON
Retired Bank Executive

COMMUNITY SHORES BANK CORPORATION
1030 W. Norton / Muskegon, MI 49441
231.780.1800 / Fax 231.780.3006 / Toll Free 1.888.853.6633 / www.communityshores.com